FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number 000-22161

Corgi International Limited

(Exact name of Registrant as specified in its charter)

    1203 East Wing, New World Office Building, 24 Salisbury Road,
Tsimshatsui, Kowloon, Hong Kong, S.A.R., China

    (Address
of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F.........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Index to Exhibits

Exhibit No.

Description

99.1

    Press release dated October 19,
2005

99.2

Press release dated October 26, 2005

99.3

Press release dated October 27, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORGI INTERNATIONAL LIMITED

(Registrant)

Date: November 1, 2005

       /s/ Ken
      Fowler

       Ken
      Fowler
       Chief
Financial Officer

Exhibit 99.1

Press Release dated October 19, 2005

Corgi
Signs License Agreement for Wallace & Gromit Replicas; 3 Year Deal Covers U.S.,
United Kingdom and Ireland

CHICAGO--Oct. 19, 2005--Corgi, one of the dominant brands in die-cast scale models, has signed a license agreement to produce exclusive die-cast replicas featuring Wallace & Gromit, the legendary
British clay characters and stars of the new film "The Curse of the
Were-Rabbit."

The three-year deal covers distribution of collectibles for the franchise in the U.S., UK and Ireland. Corgi Classics is a subsidiary of Zindart Limited (NASDAQ:ZNDT).

"The Curse of the Were-Rabbit" features oddball inventor Wallace and his canny dog Gromit out to discover the mystery behind the garden sabotage that plagues their village and threatens the annual giant vegetable growing contest.

Corgi will be releasing a die-cast replica model of the Anti Pesto van used by the intrepid duo to battle the invaders together with
Wallace and Gromit figures in S.W.A.T outfits and a model of Gromit's newest invention -- the Bun-vac.

"Corgi is very excited to be associated with a movie and a
franchise that enjoys such a massive brand following," Corgi Marketing
Director David Wootliff said. "We're looking forward to seeing all the new adventures of Wallace & Gromit."

For more information, visit http://www.corgi.co.uk

To retrieve downloadable artwork, please go to:
www.Corgi-USA.com/Media

Since 1956, Corgi USA has been the worldwide pioneer of
collectible die-cast models and replicas. Legendary for its devotion to quality, authenticity and value, Corgi USA creates products to delight the entire family. Consumers can receive more information about the company and its line of products by calling 1-800-800-CORGI, or visiting us at: http://www.corgi-usa.com

Corgi USA is owned by Corgi Classics Limited, a wholly owned subsidiary of Corgi International Ltd (NASDAQ:CRGI).

Exhibit 99.2

Press Release dated October 26, 2005

Zindart
Changes Name to Corgi, Reflecting Company Emphasis on Building Consumer Brand
; NASDAQ Stock Symbol Will Now Be CRGI

HONG KONG--Oct. 26, 2005--Zindart Limited (NASDAQ:ZNDT) has
changed its corporate name to Corgi International Limited
(NASDAQ:CRGI), reflecting the company's focus on further strengthening the company's franchise for die-cast collectible products and children's toy lines. The company's symbol on NASDAQ has changed to
CRGI.

Since its founding in 1956, Corgi has pioneered the creation of die-cast vehicles and other replica items that have become favorites of collectors, worldwide. Legendary for a devotion to quality, authenticity and value, Corgi produces replicas of popular car models, airplanes, buses, firefighting equipment and military vehicles for both serious collectors and family members who appreciate fine detail.
Recently, Corgi began producing its own line of children's toys.

Corgi products are sold worldwide through specialty and mass retailers.

"Corgi is one of the oldest and most renown brands in the
collectibles market, with collectors and fans worldwide," George
Volanakis, president and CEO, Corgi International, explained. "Our name change leverages that franchise by giving us a visible platform on which to create broader awareness of our brand, score more consumers and create a whole new generation of collectors."

About Corgi International

Corgi International, based in Hong Kong, sells die-cast
collectible products under its own brand. In the U.S. the branded company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. The company has a high volume manufacturing company in China and sales offices worldwide.

Retailers and consumers interested in more information can call
1-800-800-CORGI, or visiting the U.S. website at:
http://www.corgi-usa.com

Exhibit 99.3

Press Release dated October 27, 2005

Chris Franklin Named GM, Far East Operations and Sourcing for Die-Cast Market
Leader Corgi International

HONG KONG--Oct. 27, 2005--Corgi International Limited
(NASDAQ:CRGI) has named Chris Franklin General Manager, Far East
Operations and Sourcing, a newly created position.

"Chris's strong industrial engineering and production control experience well qualifies him to advise and direct the necessary changes in planning, working practices and techniques we need to become more efficient in our manufacturing operations," George
Volanakis, president and CEO, Corgi International, said. "I also expect he will make positive improvements to plant conditions, benefiting existing customers and generating new business as well."

Franklin has more than 30 years experience in technical
engineering and management positions. Early in his career, he was a technician engineer at Royal Ordinance (then a UK Ministry of Defense establishment) and later continued his studies in management, earning a senior management position with responsibilities for all aspects of production planning and purchasing. He was a key member of the team to develop the introduction and production of the new Armed Forces
Infantry Weapon Systems.

Franklin joined Lledo, a UK based die-cast collectibles company, in 1986 as production manager before furthering his studies, earning a diploma in management. He also gained MTM and M.O.S.T Industrial
Engineering time study certifications.

Franklin joined Corgi in March 2000 after Corgi acquired Lledo, and moved to Hong Kong to set up the Lledo tooling in the Zindart
Manufacturing plant, bringing with him many of the efficient labor and cost saving techniques from the UK. He became Operations Director for
Corgi in October 2001.

About Corgi International

Corgi International, based in Hong Kong, sells die-cast
collectible products under its own brand. In the U.S. the branded company is known as Corgi USA. Corgi also produces high quality die-cast and plastic products for multi-national companies that market collectible or gift items worldwide. The company has a high volume manufacturing operation in China and sales offices worldwide.

Retailers and consumers interested in more information can call
1-800-800-CORGI, or visiting the U.S. website at:
http://www.corgi-usa.com